Exhibit 99.1

ZenaTech Expands ZenaDrone Team by 35 Engineers and Technicians to Meet Drone Production Manufacturing Capacity

Vancouver, British Columbia, (March 13, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces today that its subsidiary ZenaDrone is expanding its team of drone engineers, technicians, and R&D engineers by adding 35 new hires to meet production line and capability requirements for the manufacturing of its drone products.

“As we transition from the prototype stages to full-scale production of our drones, we are adding qualified engineering, manufacturing and technical talent to commence and accelerate full-scale manufacturing and assembly. Expanding our production line capacity by adding these resources is a critical step in delivering our drones to market efficiently while meeting our monthly production goals,” said CEO Shaun Passley, Ph.D.

The ZenaDrone 1000 and IQ series of drones will be manufactured in the company’s 10,000-foot manufacturing facility in Sharjah, UAE where prototype and R&D development, drone assembly, flight testing, and quality control functions also take place. ZenaDrone’s engineers include multi-disciplinary area backgrounds including mechanical, avionic, electrical and electronics specializations. Drone technicians have manufacturing or drone industry backgrounds and are specialists in a variety of assembly line production, flight testing, and quality control areas. Of the new team members, 15 have joined the company already and an additional 20 are expected to be onboard over the next one to two months.

The ZenaDrone 1000 is an autonomous multifunction drone offering stable flight, maneuverability, heavy lift capabilities, innovative software technology, sensors, AI, and purpose-built attachments, along with compact and rugged hardware engineered for military and industrial use. The company previously completed two paid trials with the US Air Force and the US Navy Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field.

The ZenaDrone IQ Square is an outdoor drone designed to be an advanced AI multifunction drone designed for commercial inspections, land surveys and other outdoor applications, and for the defense sector for various inspections and reconnaissance missions. Equipped with state-of-the-art cameras and sensors, the IQ Square offers a flight time of approximately 20 minutes when used with its autonomous recharging pad and can carry a payload of up to seven kilograms. With a footprint of 41X41 inches, the VTOL (Vertical Takeoff and Landing), drone features retractable landing gear for enhanced functionality and adaptability.

The ZenaDrone IQ Nano is an indoor drone and comes in 10x10-inch or 20X20-inch models, designed to perform regular and frequent inspections such as bar code or RFID scanning, facility maintenance inspections, security monitoring, 3D indoor mapping inside a warehouse, distribution, or plant facility. The IQ Nano is designed for autonomous use featuring integrated sensors, high-quality cameras, and data collection and analysis. Weighing 1.5kg and with a flight time of up to 20 minutes before utilizing the automatic battery charging station, it is designed for hovering stability and for safety with obstacle avoidance capabilities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.